UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-13611

NOTIFICATION OF LATE FILING

(Check One): □ Form 10-K □ Form 20-F X Form 11-K □ Form 10-Q □ Form N-SAR □ Form N-CSR

For Period Ended:	December 31, 2006

Transition Report on Form 10- K	Transition Report on Form 10-Q
Transition Report on Form 20- F	Transition Report on Form N-SAR
Transition Report on Form 11- K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Spartan Motors Profit Sharing and Retirement Plan
Former name if applicable
Address of principal executive office (Street and number)	1000 Reynolds Road, PO Box 440
City, state and zip code	Charlotte, Michigan 48813

PART II
RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Despite exhaustive efforts by the Company's personnel and the independent auditor, Spartan Motors Profit Sharing and Retirement Plan is unable to timely file its Annual Report on Form 11-K for the year ended December 31, 2006. The audited financial statements that are required to accompany the Form 11-K filing will not be completed in time to file the 11-K on the filing date. This delay occurred because the third-party administrator of the Plan was unable to provide certain financial information in a timely manner. The Plan anticipates that it will file the Form 11-K within 15 calendar days of the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Butler	517	543-6400 (ext. 163)
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		X Yes No

(3)

It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes X No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Spartan Motors Profit Sharing and Retirement Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2007	/s/ James W. Knapp
James W. Knapp Chief Financial Officer